PUBLIC

21001587

SEC
Mail Processing
Section
FEB 19 2021
Washington DC
415

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ASCENDANT FINANCIAL PARTNERS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9137 EAST MINERAL CIRCLE, SUITE 280
(No. and Street)

CENTENNIAL	**CO**	**80112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSAN WYKA **303-221-4700**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, SUSAN WYKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASCENDANT FINANCIAL PARTNERS, LLC, as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Public Notary

RALPH CHRISTOPHER KOTTHOFF
Notary Public - State of Florida
Commission # GG 184277
My Comm. Expires Feb 8, 2022
Bonded through National Notary Assn.

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Ascendant Financial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascendant Financial Partners, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ascendant Financial Partners, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ascendant Financial Partners, LLC's management. Our responsibility is to express an opinion on Ascendant Financial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ascendant Financial Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Ascendant Financial Partners, LLC's auditor since 2015.

Maitland, Florida

February 9, 2021

ASCENDANT FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Cash and cash equivalents	$	4,008
Accounts receivable	$	-
Total assets		4,008
LIABILITIES		
Accounts Payable - related party		500
Total Liabilities		500
MEMBER'S EQUITY		
MEMBER'S EQUITY		3,508
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**4,008**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Ascendant Financial Partners, LLC (the "Company"), a Colorado limited liability company, was formed in August 2006 and began operating as a licensed broker-dealer in May 2007. The Company is wholly owned by Ascendant Partners, Inc. (the "Parent"). Ascendant Consulting Partners, LLC ("ACP") is also wholly owned by the Parent. Other than direct broker dealer expenses and an expense sharing allocation between the Company and ACP, all payroll and overhead expenses are incurred by and paid by ACP.

The Company's operations are headquartered in Centennial, Colorado.

The Company will be economically dependent upon the financial support of its Parent should it fail to achieve profitable operations. The members of the Parent have committed to provide the Company with such financial support, personally or through another appropriate entity so long as the Parent, the Company and affiliates maintain the same relationship.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company provides investment banking and advisory services to clients primarily in the renewable energy, food and agribusiness industries. The Company does not hold customer funds or securities.

Revenues for contracts with customers

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is over time and at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deals' closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company. At December 31, 2020 there were no advances to the Company.

Significant Judgements

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress

under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(3) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Allowance for doubtful accounts

Accounts receivable consists of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary.

Income taxes

Because the Company is a limited liability company, it is not subject to income taxes. Instead, the member is taxed on the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Concentrations

During the year ended December 31, 2020, 2 clients accounted for approximately 99% of the Company's total investment banking and advisory service revenue. At December 31, 2020, there were no accounts receivable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had a net capital deficiency of ($1,492) and net capital requirement of $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.14. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent, through ACP, provides substantially all of the general and administrative services to the Company. The Parent allocates expenses on a reasonable allocation basis directly based upon usage by the Company of the Parent's and ACP's property, personnel, rent and other services. These expenses are charged to the Company on a monthly basis and are recorded in the Company's financial statements. For the year ended December 31, 2020, the Company was charged a total of $18,228 by the Parent under an expense sharing agreement between AFP and ACP and $538,776 for management and other services. The amount is determined by the Company's management. As of December 31, 2020, the amount owed to the Company's Parent for general and administrative services was $500.

The Company received $6,000 from a registered representative to cover expenses associated with carrying his license for the year ended December 31, 2020, which is included in other income. There were no commissions paid to the registered representative.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents and accounts receivable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 6- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosure and/or adjustments.